

Mail Stop 3561

October 2, 2008

Glen T. Senk
Chief Executive Officer
Urban Outfitters, Inc.
5000 South Broad Street,
Philadelphia, PA 19112-1495

> **Re: Urban Outfitters, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2008**
> **Filed March 28, 2008**
> **File No. 000-22754**

Dear Mr. Senk:

We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Legal Department
Fax: (215) 454-4660